

THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 68.


RECD S.E.C.
MAR 2 0 2002
070

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2002

BUENAVENTURA MINING COMPANY INC.
(Translation of Registrant's Name into English)

CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

This report consists of an English translation of the original Spanish language version of the Compañía de Minas Buenaventura S.A.A.'s audited consolidated financial statements as of December 31, 2000 and 2001, as filed with the Peruvian National Supervisory Commission on Stocks and Securities.

ENGLISH TRANSLATION

Lima, February 28, 2002

Gentlemen
Peruvian National Supervisory Commission on Stocks and Securities

Attention: Public Registry of Securities and Dealers

In accordance with Resolution Conasev No. 182-92-EF/94.10, Compañía de Minas Buenaventura S.A.A. and its subsidiaries hereby enclose the Audited Consolidated Financial Statements as of December 31, 2000 and 2001, consisting comparatively of the following:

- Balance Sheet
- Income Statement
- Statement of Changes in Shareholders' Equity
- Cash Flow Statement

The above mentioned Financial Statements are subject to approval at the Annual General Shareholders' Meeting to be held on March 26, 2002.

Sincerely,

/s/ CARLOS E. GALVEZ PINILLOS
Carlos E. Gálvez Pinillos
Chief Financial Officer


ANDERSEN

Translation of a report and financial statements originally issued in Spanish - See Note 40 to the financial statements

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated financial statements as of December 31, 2000 and 2001 together with the report of Independent Public Accountants

Translation of a report and financial statements originally issued in Spanish -
See Note 40 to the financial statements

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated financial statements as of December 31, 2000 and 2001 together with the report of Independent Public Accountants

Content

Translation of a report and financial statements originally issued in Spanish - See Note 40 to the financial statements



ANDERSEN

Medina, Zaldivar y Asociados
Sociedad Civil
Firma Miembro de Arthur Andersen

Report of Independent Public Accountants

To the Shareholders of **Compañía de Minas Buenaventura S.A.A.**

We have audited the accompanying consolidated balance sheets of **Compañía de Minas Buenaventura S.A.A.** (a Peruvian company) **and subsidiaries** (together, the Company) as of December 31, 2000 and 2001, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended, stated in nuevos soles. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Peru. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of **Compañía de Minas Buenaventura S.A.A. and subsidiaries** as of December 31, 2000 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Peru.

During year 2000, the Company made the changes in accounting practices described in Note 4 to improve and uniform the presentation of the financial statements of Buenaventura, its subsidiaries and affiliates.

Countersigned by:

Medina, Zaldivar y Asociados

Víctor Burga
C.P.C. Register No.14859

Lima, Peru
February 27, 2002

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Balance Sheets

As of December 31, 2000 and 2001

	Note	2000 S/(000)	2001 S/(000)	2001 US$(000) (Note 5)
Assets				
Current assets				
Cash and cash equivalents	7	21,647	83,973	24,368
Trade and other accounts receivable, net	8	104,771	66,565	19,318
Accounts receivable from affiliates	37	42,639	26,666	7,738
Inventories, net	9	78,681	70,685	20,512
Current portion of prepaid taxes and expenses	10	12,933	22,510	6,532
Total current assets		260,761	270,399	78,468
Prepaid taxes and expenses	10	12,836	21,558	6,256
Investments	11	718,712	902,001	261,753
Property, plant and equipment, net	12	304,433	349,903	101,539
Development costs and mineral lands, net	13	104,642	131,376	38,124
Mining concessions, net	14	197,412	182,713	53,022
Total assets		1,598,706	1,857,950	539,162

	Note	2000 S/(000)	2001 S/(000)	2001 US$(000) (Note 5)
Liabilities and shareholders' equity, net				
Current liabilities				
Bank loans	15	73,568	109,351	31,733
Trade accounts payable		32,807	34,869	10,119
Accounts payable to affiliates	37	403	1,049	304
Other current liabilities	16	84,356	48,326	14,024
Current portion of long-term debt	17	11,232	6,988	2,028
Total current liabilities		202,366	200,583	58,208
Deferred income tax and workers' profit sharing	29(b)	8,016	12,753	3,701
Long-term debt	17	18,874	130,565	37,889
Total liabilities		229,256	343,901	99,798
Minority interest	18	66,184	29,190	8,471
Shareholders' equity, net	19			
Capital stock, *common shares - Series A*		57,449	57,449	16,671
Capital stock, common shares - Series B		124,365	124,365	36,090
Investment shares		491	491	142
Additional capital		502,616	511,310	148,378
Legal reserve		36,363	36,363	10,552
Retained earnings		598,849	767,822	222,815
Cumulative translation adjustment		6,463	5,803	1,684
Treasury shares		(23,330)	(18,744)	(5,439)
Total shareholders' equity, net		1,303,266	1,484,859	430,893
Total liabilities and shareholders' equity, net		1,598,706	1,857,950	539,162

The accompanying notes are an integral part of these consolidated balance sheets.

Translation of financial statements originally issued in Spanish - See Note 40

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2000 and 2001

	Note	2000 S/(000)	2001 S/(000)	2001 US$(000) (Note 5)
Operating revenues				
Net sales	21	421,255	505,307	146,636
Royalty income	37(a)	51,559	54,248	15,742
Total revenues		472,814	559,555	162,378
Costs of operation				
Operating costs	22	272,922	286,235	83,063
Exploration and development costs in operative mining sites	23	30,640	55,992	16,248
Total costs of operation		303,562	342,227	99,311
Gross margin		169,252	217,328	63,067
Operating expenses				
General and administrative	24	62,521	59,405	17,239
Assets impairment loss and write-off	9, 12	-	22,961	6,663
Sales	25	28,536	25,888	7,512
Exploration costs in non-operative mining areas	26	40,405	46,223	13,414
Royalties	36(b)	9,486	13,051	3,787
Total operating expenses		140,948	167,528	48,615
Operating income		28,304	49,800	14,452
Other income (expenses)				
Share in affiliated companies	11	273,862	196,830	57,118
Gain from exposure to inflation		2,444	1,599	464
Amortization of mining concessions	14	(5,991)	(14,699)	(4,266)
Financial, net	27	(2,484)	(4,082)	(1,185)
Other, net	28	74,071	5,429	1,575
Total other income, net		341,902	185,077	53,706
Income before workers' profit sharing, income tax, minority interest and cumulative effect of changes in accounting principles		370,206	234,877	68,158
Workers' profit sharing	29(a)	(4,270)	(678)	(197)
Income tax	29(a)	(26,890)	(24,527)	(7,118)
Income before minority interest and cumulative effect of changes in accounting principles		339,046	209,672	60,843
Minority interest	18	(31,600)	3,905	1,133
Income before cumulative effect of changes in accounting principles		307,446	213,577	61,976
Cumulative effect of changes in accounting principles	4	(62,512)	-	-
Net income		244,934	213,577	61,976

	Note	2000	2001	2001 (Note 5)
Basic and diluted earnings per share before cumulative effect of changes in accounting principles, stated in Peruvian Nuevos Soles and U.S. dollars	30	2.44	1.69	0.49
Cumulative effect of accounting changes in basic and diluted earnings per share	30	(0.50)	-	-
Basic and diluted earnings per share, stated in Peruvian Nuevos Soles and U.S. dollars	30	1.94	1.69	0.49
Weighted average number of shares outstanding		126,252,152	126,608,152	126,608,152

The accompanying notes are an integral part of these consolidated statements.

Compañia de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Changes in Shareholders' Equity

For the years ended December 31, 2000 and 2001

	Capital stock								
	Common shares Series A S/(000)	Common shares Series B S/(000)	Investment shares S/(000)	Additional capital S/(000)	Legal reserve S/(000)	Retained earnings S/(000)	Cumulative translation adjustment S/(000)	Treasury shares S/(000)	Total S/(000)
Balance as of January 1st, 2000	88,692	92,293	1,320	502,616	36,197	387,691	-	(23,330)	1,085,479
Declared and paid dividends, Note 19(f)	-	-	-	-	-	(33,987)	-	-	(33,987)
Stock exchange, Notes 19(a) and (b)	(31,243)	32,072	(829)	-	-	-	-	-	-
Transfer to legal reserve	-	-	-	-	166	(166)	-	-	-
Cumulative translation adjustment of investment in Minera Yanacocha S.R.L., note 19(g)	-	-	-	-	-	-	6,463	-	6,463
Other	-	-	-	-	-	377	-	-	377
Net income	-	-	-	-	-	244,934	-	-	244,934
Balance as of December 31, 2000	57,449	124,365	491	502,616	36,363	598,849	6,463	(23,330)	1,303,266
Declared and paid dividends, Note 19(f)	-	-	-	-	-	(45,135)	-	-	(45,135)
Gain from sale of ADR, Note 19(e)	-	-	-	8,694	-	-	-	4,586	13,280
Cumulative translation adjustment of investment in Minera Yanacocha S.R.L., note 19(g)	-	-	-	-	-	-	(660)	-	(660)
Other	-	-	-	-	-	531	-	-	531
Net income	-	-	-	-	-	213,577	-	-	213,577
Balance as of December 31, 2001	57,449	124,365	491	511,310	36,363	767,822	5,803	(18,744)	1,484,859

The accompanying notes are an integral part of these consolidated statements.

Translation of financial statements originally issued in Spanish - See Note 40

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2000 and 2001

	2000 S/(000)	2001 S/(000)	2001 US$(000) (Note 5)
Operating activities			
Collection from customers	404,146	509,316	147,799
Collection of dividends	90,903	14,983	4,348
Collection of royalties	48,969	52,228	15,156
Collection of interest	6,410	8,946	2,596
Payment to suppliers and third parties	(279,579)	(270,515)	(78,502)
Payment to employees	(87,143)	(87,976)	(25,530)
Payment of interest	(8,865)	(14,594)	(4,235)
Payment of royalties	(7,621)	(12,457)	(3,615)
Payment of income tax	(21,023)	(20,468)	(5,940)
Net cash provided by operating activities	146,197	179,463	52,077
Investing activities			
Exploration and development expenditures	(113,461)	(128,949)	(37,420)
Purchase of investments	(1,959)	(6,243)	(1,812)
Purchase of property, plant and equipment	(67,829)	(108,412)	(31,460)
Proceeds from sale of assets and transfer of contractual rights, Note 2(a)	135,242	12,663	3,675
Proceeds from sale of shares	2,071	-	-
Proceeds from sale of fixed assets	-	528	153
Additional payment as agreed with Cedimin S.A.C., Note 36(c)	(140,644)	-	-
Net cash used in investing activities	(186,580)	(230,413)	(66,864)
Financing activities			
Increase of bank loans, net	31,728	36,246	10,519
Payment of dividends	(33,987)	(45,135)	(13,098)
Increase of long-term debt, net	7,741	108,599	31,515
Proceeds from ADR sale, Note 19(e)	-	13,280	3,854
Net cash provided by financing activities	5,482	112,990	32,790
Net increase (decrease) in cash during the year	(34,901)	62,040	18,003
Gain (loss) from exposure to inflation of cash and cash equivalents	(1,967)	286	83
Cash at beginning of year	58,515	21,647	6,282
Cash at year-end	21,647	83,973	24,368

Translation of financial statements originally issued in Spanish - See Note 40

Consolidated Statements of Cash Flows (continued)

	2000 S/(000)	2001 S/(000)	2001 US$(000) (Note 5)
Reconciliation of net income to net cash and cash equivalents provided by operating activities			
Net income	244,934	213,577	61,976
Add (deduct)			
Depreciation	31,591	38,652	11,216
Assets impairment loss and write-off, Notes 9 and 12	-	22,961	6,663
Amortization of mining concessions	5,991	14,699	4,266
Amortization of exploration and development costs in operative mining sites	4,804	11,338	3,290
Deferred income tax and workers' profit sharing	8,030	4,737	1,375
Net cost of fixed property, plant and equipment retired	3,105	1,939	563
Write-off of development costs	10,289	1,207	350
Allowance for doubtful accounts receivable	7,897	982	285
Loss on sale of property, plant and equipment	-	114	33
Gain from exposure to inflation	(2,444)	(1,599)	(464)
Minority interest	31,600	(3,905)	(1,133)
Participation in affiliated companies, net of dividends received	(182,959)	(181,847)	(52,770)
Cumulative effect of changes in accounting principles, Note 4	62,512	-	-
Gain from sale of assets and transfer of contractual rights, Note 2(a)	(78,786)	-	-
Net changes in assets and liabilities accounts			
Decrease (increase) of operating assets -			
Trade and other accounts receivable	(42,810)	35,083	10,181
Inventories	1,410	7,460	2,165
Prepaid taxes and expenses	8,907	(16,757)	(4,863)
Increase of operating liabilities -			
Trade and other accounts payable	32,126	30,822	8,944
Net cash provided by operating activities	146,197	179,463	52,077

The accompanying notes are an integral part of these consolidated statements.

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2000 and 2001

1. Business activity

Compañía de Minas Buenaventura S.A.A. (hereinafter "Buenaventura") is a public corporation incorporated in 1953. It is engaged in the exploration (by its own and associated with third parties), extraction, concentration and commercialization of polymetallic ores.

Buenaventura operates four mining units located in Peru (Julcani, Uchucchacua, Orcopampa and Huachocolpa) and keeps controlling interest in five Peruvian mining companies that own the Colquijirca, Antapite, Ishihuinca, Shila, Paula and Huallanca mines. In addition, Buenaventura and its subsidiaries (together "the Company") hold interest in other mining companies, such as Minera Yanacocha S.R.L. (hereinafter "Yanacocha"), an entity in which it has a 43.65 percent stock share through Compañía Minera Condesa S.A. The Company also owns an electric power distribution company and a mining engineering services consulting company.

In 1999 and 2001, Buenaventura decided to suspend the exploitation of the Julcani and Huachocolpa mines and only carry out exploration activities in Julcani. Mineral found during the exploration activities is treated and sold.

The number of the Company's employees was 1,832 and 1,711 as of December 31, 2000 and 2001, respectively. Buenaventura's legal address is Carlos Villarán 790, Santa Catalina, La Victoria, Peru.

The consolidated financial statements as of December 31, 2001 will be subject to approval by the Board of Directors on February 28, 2002, and by the shareholders in the Shareholders' meeting to be held on March 26, 2002.

The consolidated financial statements include mainly the financial statements of the following subsidiaries:

Subsidiaries	Ownership as of December 31, 2000 Direct %	2000 Indirect %	2001 Direct %	2001 Indirect %	Economic activity
Buenaventura Ingenieros S.A.	100.00	-	100.00	-	Advisory and engineering services related to the mining industry.
Cedimin S.A.C.	-	100.00	-	100.00	Holds investments in S.M.R.L. Chaupiloma Dos de Cajamarca, Minas Conga S.R.L. and other affiliated companies engaged in mining activities.
Compañia Minera Condesa S.A.	100.00	-	100.00	-	Holds investments in Buenaventura, Yanacocha and in other affiliated companies engaged in mining activities.
Compañia Minera Colquirrumi S.A.	73.63	-	73.63	-	Extraction, concentration and commercialization of polymetallic ores, mainly zinc and lead. Currently it is selling electric power.
Consorcio Energético de Huancavelica S.A.	99.99	0.01	99.99	0.01	Transmission of electric power to mining companies.
Contacto Corredores de Seguros S.A.	-	99.99	-	99.99	Placing insurance contracts and providing administrative and technical services in insurance matters.
Inversiones Colquijirca S.A.	51.94	-	59.66	-	Extraction, concentration and commercialization of polymetallic ores, mainly zinc and lead, through its subsidiary Sociedad Minera El Brocal S.A.
Inversiones Mineras del Sur S.A.	76.09	-	78.04	-	Extraction, concentration and commercialization of gold in bars and concentrates.
Metalúrgica Los Volcanes S.A.	100.00	-	100.00	-	Treatment of minerals and concentrates
Minera Paula 49 S.A.C.	-	51.00	-	51.00	Extraction, concentration and commercialization of concentrates, mainly gold

Subsidiaries	Ownership as of December 31,				Economic activity
	2000		2001		
	Direct %	Indirect %	Direct %	Indirect %	
Minas Conga S.R.L.	-	60.00	-	60.00	Effective December 19, 2000, it transferred to Yanacocha its exploration and exploitation rights of the S.M.R.L. Chaupiloma Dos de Cajamarca's mining concessions.
Minera Shila S.A.C.	50.00	50.00	50.00	50.00	Extraction, concentration and commercialization of concentrates, mainly gold.
Minera Huallanca S.A.C.	-	100.00	-	100.00	Extraction, concentration and commercialization of polymetallic concentrates, mainly lead and zinc.
S.M.R.L. Chaupiloma Dos de Cajamarca	20.00	40.00	20.00	40.00	Owner of the mining concessions explored and exploited by Yanacocha.

Also, the Company holds investments in other companies engaged in mining activities, which financial statements have been included in its consolidated statements.

In December 2001, Buenaventura acquired, in cash, an additional 7.72 percent of the capital stock of Inversiones Colquijirca S.A. for approximately S/9,077,000.

In September 2000, Buenaventura acquired an additional 22.15 percent of the capital stock of Consorcio Energético de Huancavelica S.A. (Conenhua) for approximately S/10,209,000 (S/6,068,000 was paid in cash in 2000 and S/4,141,000 in 2001).

2. Unitization of properties

(a) In October 2000, the Company and Newmont Mining Corporation agreed to unitize in Yanacocha their properties in northern Peru. Under the unitization plan and according to agreements signed with Newmont Mining Corporation in December, 2000, the Company invoiced to Yanacocha approximately S/49,370,000 for machinery and equipment (China Linda lime plant), mining rights, inventory and land. In addition, the Company obtained a gain of approximately S/98,535,000 by transferring to Yanacocha its contractual rights in the agreements signed with S.M.R.L. Chaupiloma Dos de Cajamarca and other.

The net gain on the sale of these assets and transfer of contractual rights, after eliminating intercompany profits of approximately S/36,096,000, amounted to approximately S/78,786,000 and is reported in the consolidated statement of income as other. See Note 28.

(b) According to a contract signed with Yanacocha on December 19, 2000, Buenaventura was engaged in the administration of the China Linda lime plant. This contract, which original maturity was December 18, 2010, was terminated by Yanacocha in 2001 through a payment of US$1,800,000 (S/6,328,000); such amount is reported in the other caption of the consolidated statement of income for the year ended December 31, 2001.

3. Significant accounting principles and practices

In the preparation and presentation of the consolidated financial statements, the Company's management has followed the International Accounting Standards and other accounting regulations prevailing in Peru as of December 31, 2000 and 2001. The main accounting principles and practices used are summarized below:

(a) Use of estimates and assumptions -
The preparation of financial statements in conformity with generally accepted accounting principles in Peru requires Management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses for the years ended December 31, 2000 and 2001. Actual results may differ from those estimates.

(b) Comparative financial statements -
Certain figures of the consolidated financial statements as of December 31, 2000 have been reclassified to conform to the 2001 presentation.

(c) Financial statements adjusted by inflation -
The consolidated accompanying financial statements have been prepared from the Company's accounting records that are carried out in nominal monetary terms adjusted to reflect the changes in the National Wholesale Price Level index (IPM). The IPM decreased 2.2 percent in the year 2001 (increased 3.8 percent in the year 2000).

Non-monetary accounts in the consolidated balance sheets were adjusted using coefficients determined from the IPM, according to their original date. Monetary accounts were not adjusted, as the book balances represent the monetary value of their components at the date of the consolidated balance sheets. Income statement accounts were adjusted on a monthly basis by applying average coefficients; exchange differences were excluded. Depreciation and amortization were determined from the adjusted amounts of the related assets. The net result from exposure to inflation arising from such adjustment is shown in the consolidated statements of income.

(d) Principles of consolidation -
The consolidated financial statements include all the accounts of Buenaventura and its more-than-50 percent-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

The purchase method is used to record business acquisitions. Under this method, the assets and liabilities of acquired businesses are recorded at fair value and any difference with the amount paid is recognized in the balance sheet as a mining concession.

(e) Cash and cash equivalents -
Cash and cash equivalents consist of all cash balances and highly liquid investments with an original maturity term of three months or less.

(f) Financial assets and liabilities -

Financial assets and liabilities shown in the consolidated balance sheets correspond to cash and cash equivalents, accounts receivable, investments and accounts payable. Financial instruments are offset when the Company has a legally enforceable right to set off the recognized amounts and management intends either to settle them on a net basis, or realize the asset and settle the liability simultaneously.

(g) Hedging transactions -

The Company uses derivative financial instruments to mitigate certain market risks arising from quotes of metals to which the Company is exposed. Gains and losses on derivative financial instruments are recorded upon settlement and are presented as net sales in the consolidated statements of income.

(h) Inventories -

Inventories are stated at the lower of average cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to sell. The provision for obsolescence is based on an item by item analysis made by management and is charged to expenses in the period the obsolescence occurs.

(i) Investments -

Investments in which the Company's interest is lower than 20 percent are stated at cost, less any permanent value impairment. The corresponding dividends are credited to income when declared.

Investments in entities in which the Company's ownership is greater than 20 percent and less than 50 percent are accounted for by the equity method, recognizing the Company's share in the results of the affiliates in the consolidated statements of income. The functional and reporting currency of the affiliates is the Peruvian Nuevo Sol, except for Yanacocha whose functional and reporting currency is the U.S. dollar. The translation of the financial statements of Yanacocha results in exchange differences arising from translating (a) income and expenses items at the exchange rates at the dates of the transactions, (b) assets and liabilities at the closing exchange rate, and (c) equity accounts at the historical exchange rates. The net exchange difference is classified in equity until disposal of the net investment. See accounting change for translating the financial statements of Yanacocha in Note 4(a).

Any amount paid over the book value of the shares of companies in which the Company's ownership is between 20 and 50 percent is reported in the Investment caption. The Company presents in this caption the amount paid over the book value of the shares of Yanacocha, and amortizes it using the units-of-production method, see Note 11(b).

(j) Joint venture agreements -
The Company has entered into joint venture agreements with other mining companies for the purpose of exploring potential mining sites. The associated exploration costs are recognized using the pro-rata share method and are charged to expenses when incurred. See accounting change in Note 4(b).

(k) Property, plant and equipment -
Property, plant and equipment are stated at cost, net of accumulated depreciation. Maintenance and minor repairs are charged to expenses as incurred. Significant improvements are capitalized.

Depreciation is accounted for under the straight-line method using the following estimated useful lives:

	Years
Buildings, constructions and other	33 and 10
Machinery and equipment	5 and 10
Transportation units	5
Furniture and fixtures	10

The useful lives and depreciation method are revised periodically to assure that they are consistent with the economic benefits involved in using these assets.

Gains and losses from normal sale or retirement of these assets are reported in the caption other of the consolidated statements of income.

(l) Exploration and mine development costs -
Exploration costs are charged to expenses as incurred. See accounting change explained in Note 4(b).

When it is determined that a mineral property can be economically developed, the costs incurred to develop it, including the costs to further delineate the ore body and remove overburden to initially expose the ore body, are capitalized. In addition, expenditures that increase significantly the reserves in the mining units under exploitation are capitalized. Mine development costs are amortized using the units-of-production method. On-going development expenditures to maintain production are charged to operations as incurred.

(m) Mining concessions -
Corresponds to the amounts paid in excess of the fair value of the net assets of Cedimin S.A.C. (Cedimin), Inversiones Colquijirca S.A. (Colquijirca) and Consorcio Energético de Huancavelica S.A. (Conenhua). The costs corresponding to Colquijirca are amortized using the units-of-production method, while the costs corresponding to Cedimin S.A.C. and Conenhua are amortized using the straight-line method during a period of 15 and 10 years, respectively.

Annually, the Company revises the recovery of the carrying amounts of mining rights. If it is evident that the mining rights are impaired, the Company provides for the impairment loss in the statement of income.

(n) Provisions -
A provision is only recognized when: the Company has a present obligation as a result of past events, it is probable to require resources to settle the obligation and the related amount can be reasonably estimated. Provisions are revised periodically and are adjusted to reflect the best estimation at the date of the consolidated balance sheets.

(o) Impairment of assets -

The Company reviews and evaluates the impairment of its assets when events or changes occur that indicate that the book value will not be recoverable. An impairment loss is the amount in which the book value of an asset exceeds the higher of net selling price or usage value. The usage value is generally considered as the present value of estimated future cash flows expected to be gained from continual use of the asset and from its disposal at the end of its useful life. An impairment loss from previous year is reversed if changes occur in the estimates used when the impairment loss was recognized. Assumptions in which estimated future cash flows are based are subject to risks and uncertainties. Differences between assumptions and market conditions and/or the Company's development could have an important effect on the financial situation and results of the operations.

(p) Recognition of revenue and expenses -

Sales of concentrates are recorded at the time of shipment when title passes to the customers. Sales are recorded at estimated value according to preliminary billings. The sales amount is then adjusted in the period in which final billings are released. When it is evident that the quotations to be used in the final billings are lower than those used in the preliminary billing, the excess is reversed in the period in which final prices are known. Costs and expenses are recorded on an accrual basis.

(q) *Foreign currency transactions -*

Assets and liabilities in foreign currency are stated in local currency at the prevailing purchasing and selling exchange rates, respectively. The difference arising from exchange rates are presented in consolidated statement of income as a part of Gain from Exposure to Inflation.

(r) Income tax and workers' profit sharing -
The current portion of the income tax and workers' profit sharing is calculated and recorded in accordance with current Peruvian legal regulations. In addition, following the liability method, the Company recognizes the effect of the temporary differences between book and tax basis to the extent that those differences result in a deferred liability. Should a deferred asset arise, it is not recognized if it is more likely than not that it will not be recoverable.

(s) Contingencies -
Contingent liabilities are recorded in the consolidated financial statements when it is probable that future events will confirm them and when their amount can be reasonable estimated. Contingent liabilities deemed as possible are only disclosed in notes to the financial statements.

Contingent assets are not recognized in the financial statements; however, they are disclosed in notes to the financial statements if it is probable that they will be realized.

(t) Basic and diluted earnings per share -
Basic and diluted earnings per share have been calculated based on the weighted average of common and investment shares outstanding at the date of the consolidated balance sheets, without considering treasury shares.

4. *Changes in accounting principles*

In December 2000, effective January 1st, 2000, the Company made the following accounting changes to improve and uniform the presentation of its financial statements. The accounting changes, as well as their effects during the year 2000 are described below:

(a) Up to December 31, 1999, the Company recorded in current results the exchange differences arising as a result of translating the net investment in Yanacocha denominated in U.S. dollars (the anacocha's functional and reporting currency) at the closing exchange rate. Effective January 1st, 2000, the exchange differences arising as a result of applying the methodology described in Note 3(i), are classified as equity until the disposal of the net investment. The cumulative effect of the change was a net loss of S/20,507,000.

(b) Up to December 31, 1999, the Company's policy was to capitalize all exploration costs in non-operative mining areas if there was a reasonable probability of successful future exploitation. These costs were amortized following the units-of-production method once the commercial exploitation of the reserves started. When management reached to the conclusion that there was no future value of the mining unit, the carrying amount of the exploration costs was charged to expenses. Exploration costs under joint venture agreements with other mining companies were treated in the same way. Effective January 1st, 2000, all exploration costs are charged to expenses as incurred. The cumulative effect of this change was a loss of S/159,323,000.

(c) Yanacocha capitalizes and fully amortizes in one year its development costs. Up to December 31, 1999, the Company used to recognize its participation in the results of Yanacocha without modifying such accounting treatment. Effective January 1st, 2000, the Company adjusts the net equity of Yanacocha to conform it to the accounting policy described in Note 3 (l). The cumulative effect of this change was a gain of S/124,818,000.

(d) Effective January 1st, 2000, Yanacocha changed its revenue recognition policy. Up to December 31, 1999, sales of precious metals were recognized when dore bars were produced. Effective January 1st, 2000, such sales are recognized when dore bars are delivered. The participation of the Company in the cumulative change in accounting principle was a loss of S/7,500,000.

5. Translation of Peruvian Nuevos Soles amounts into U.S. dollar amounts

The consolidated financial statements are stated in Peruvian Nuevos Soles. The amounts in U.S. dollars are included solely for the convenience of the reader, and were obtained by dividing the amounts in Peruvian Nuevos Soles by the exchange rates for selling U.S. dollars at December 31, 2001 (S/3.446 to US$1), as published by the Superintendencia de Banca y Seguros (Superintendent of Bank and Insurance, or "SBS"). The convenience translation should not be construed as representations that the Peruvian Nuevos Soles amounts have been, could have been or could in the future be converted into U.S. dollar at said or any other rate of exchange.

6. Foreign currency transactions

Foreign currency transactions are made at the free market exchange rates. As of December 31, 2001, the market weighted average exchange rates for transactions in U.S. dollars were S/3.441 for buying and S/3.446 for selling (S/3.523 for buying and S/3.527 for selling as of December 31, 2000). As of December 31, 2000 and 2001, the Company had the following assets and liabilities in foreign currency:

	2000 US$(000)	2001 US$(000)
Assets		
Cash and cash equivalents	5,622	2,225
Trade and other accounts receivable	14,264	18,156
Accounts receivable from affiliates	12,022	7,029
	31,908	27,410
Liabilities		
Bank loans	19,200	31,733
Trade accounts payable	794	965
Other current liabilities	9,652	5,458
Long-term debt (includes current portion)	8,526	23,224
	38,172	61,380
Net liability position	(6,264)	(33,970)

The devaluation (revaluation) rates of the local currency with respect to the U.S. dollar, and the inflation (deflation) rates according to the National Wholesale Price Level index (IPM) published by the Peruvian Institute of Statistics are as follows:

Year	Devaluation/ (revaluation) %	Inflation/ (deflation) %
1997	5.1	5.0
1998	15.4	6.5
1999	11.1	5.5
2000	0.5	3.8
2001	(2.3)	(2.2)

The net loss from foreign currency translation of assets and liabilities was S/440,000 in year 2001 (net gain of S/6,396,000 in year 2000). This amount is included in the consolidated statements of income as gain from exposure to inflation.

7. Cash and cash equivalents

This item is made up as follows:

	2000 S/(000)	2001 S/(000)
Cash	1,933	824
Demand accounts	14,121	9,309
Time deposits		
In local currency	-	69,500
In foreign currency	5,593	4,340
	21,647	83,973

The Company maintains its demand accounts in local banks, in Peruvian Nuevos Soles and U.S. dollars; they are unrestricted funds and earn interest at market rates.

On October 5, 2001, the Company opened a time deposit in local currency for S/69,500,000, at an annual interest rate of 12 percent for a 90-day term. Simultaneously, and with the purpose of hedging the foreign currency exchange risk, the Company signed a US$20,493,758 forward contract for a 90-day term at a settled exchange rate of S/3.49316 for each U.S. dollar.

The combined gain obtained from the time deposits and forward operations performed during 2001 amounts to US$2,322,169.

8. Trade and other accounts receivable, net

(a) This item is made up as follows:

	2000 S/(000)	2001 S/(000)
Trade	61,298	57,194
Other		
Compañía Minera El Palomo S.A.	7,748	7,920
Advances and loans from suppliers, contractors and third parties	5,956	1,923
Advances and loans from directors, officers and employees	3,557	3,391
Interest receivable	394	2,084
Receivable from associate	30,608	-
Other	4,055	4,087
	52,318	19,405
	113,616	76,599
Less - Allowance for doubtful accounts	8,845	10,034
	104,771	66,565

Trade accounts receivable are denominated in U.S. dollars, have current maturity and earn no interest.

The receivable from associate corresponded to funds granted by Minas Conga S.R.L. to Newmont Second Capital. These funds arose from billing to Yanacocha for the unitization of properties explained in Note 2. This account was collected in 2001.

Up to September 30, 2000, Buenaventura provided exploration and exploitation services to Compañia Minera El Palomo S. A. These services were discontinued because the exploitation of the reserves did not result economically feasible. This account receivable is fully written-down as of December 31, 2000 and 2001.

Advances and loans from directors, officers and employees have current maturities and earn no interest.

(b) The movement of the allowance for doubtful account for the years ended December 31, 2000 and 2001 follows:

	2000 S/(000)	2001 S/(000)
Beginning balance	1,138	8,845
Provision for the year	7,897	982
Loss (gain) from exposure to inflation	(190)	207
Ending balance	8,845	10,034

In management's opinion, the allowance for doubtful accounts balances covers properly the recovery risk of trade and other account receivable at the date of the consolidated balance sheets.

9. Inventories, net

(a) This item is composed of the following:

	2000 S/(000)	2001 S/(000)
Concentrates	24,398	21,015
Supplies	55,895	55,259
	80,293	76,274
Less - write-down of supplies	1,612	5,589
	78,681	70,685

The Company expects to use all the supplies during the normal course of operations. Supplies with slow rotation appear in this caption in the current assets because its balance amount is not significant.

(b) The write-down of supplies had the following movement during the years 2000 and 2001:

	2000 S/(000)	2001 S/(000)
Beginning balance	3,381	1,612
Provision for the year	-	3,977
Write-off	(1,705)	-
Gain from exposure to inflation	(64)	-
Ending balance	1,612	5,589

In management's opinion, the write-down of supplies balance is enough to cover the obsolescence risk at the consolidated balance sheets dates.

10. Prepaid taxes and expenses

This item is composed of the following:

	2000 S/(000)	2001 S/(000)
Value added tax credit	19,486	35,394
Other	6,283	8,674
	25,769	44,068
Less - Current portion	12,933	22,510
Long-term portion	12,836	21,558

In management's opinion, the long-term portion related to value added tax credit will be recovered by offsetting the value added tax liabilities arising from future operations and from reimbursements from the tax authorities.

11. Investments

(a) This item is composed of the following:

	Share in net equity		Amount	
	2000	2001	2000	2001
	%	%	S/(000)	S/(000)
Investments at cost				
Sociedad Minera Cerro Verde S.A.	9.17	9.17	18,856	18,856
Other			2,229	4,331
			21,085	23,187
Equity method investments				
Minera Yanacocha S.R.L.	43.65	43.65	696,676	877,879
Sociedad Minera Coshuro de Responsabilidad Limitada	45.90	45.90	939	923
Other			12	12
			697,627	878,814
			718,712	902,001

The amount of the participation in the net equity of Yanacocha was determined from audited financial statements as of December 31, 2000 and 2001.

(b) Yanacocha keeps its accounting records in U.S. dollars. For the purpose of calculating the equity share, the Yanacocha's equity denominated in U.S. dollars is translated into Peruvian Nuevos Soles, thus generating a translation effect that is recorded in an equity account named "cumulative translation effect".

The movement of the investment in Yanacocha was as follows:

	2000 S/(000)	2001 S/(000)
Shareholders' equity of Yanacocha at the beginning	638,460	1,331,624
Participation percentage	43.65	43.65
Company's participation in Yanacocha as of January 1st,	278,688	581,254
Payment over the book value of Yanacocha's shares, net of cumulative amortization (i)	134,366	128,404
Elimination of intercompany gains (ii)	-	(12,982)
Balance of investment as of January 1st	413,054	696,676
Participation in the income before cumulative effect of change in accounting principle	290,195	202,318
Participation in the cumulative effect of changes in accounting principles (iii)	96,811	-
Dividends received, Note 37	(90,903)	(14,983)
Amortization of payment above the book value of Yanacocha's shares (i)	(5,962)	(6,351)
Elimination of intercompany gains (ii)	(12,982)	-
Realization of intercompany gains (ii)	-	879
Translation cumulative effect, Note 19(g)	6,463	(660)
Balance as of December 31,	696,676	877,879

(i) Corresponds to an amount paid over the book value of Yanacocha's shares, in previous years, when the Company acquired an additional participation of 11.35 percent in Yanacocha, exercising its preferential right.

(ii) The elimination of related intercompany gains corresponds to profits generated in the sale of assets and transfers of contractual rights to Yanacocha (see Note 2), and is shown net of the investment in Yanacocha for reporting purposes. This amount will increase the investment and the share in affiliated companies (as revenues) as Yanacocha depreciates and amortizes the acquired assets.

(iii) The participation in the cumulative effect of changes in accounting principles includes the following items:

	S/(000)
Capitalization of mine development costs, Note 4(c)	124,818
Cumulative translation effect, Note 4(a)	(20,507)
Change in the revenue recognition accounting principle, Note 4(d)	(7,500)
	96,811

(c) The share in the gains (losses) of affiliated companies shown in the consolidated statements of income is made up as follows:

	2000 S/(000)	2001 S/(000)
Minera Yanacocha S.R.L.	284,233	196,846
Sociedad Minera Coshuro de Responsabilidad Limitada	(10,536)	(16)
Other	165	-
	273,862	196,830

The share in Yanacocha's income has decreased in 2001, as compared to 2000, due mainly to the following reasons: (i) decrease of the realized gold price from US$280 per ounce in 2000 to US$270 per ounce in 2001, partially offset by an increase in the volume of gold sales from 1,755,079 in 2000 to 1,914,566 in 2001, and (ii) increase of cash cost per ounce from US$96 in 2000 to US$123 in 2001, as a result of higher mining costs.

(d) The significant figures of Yanacocha's financial statements as of December 31, 2000 and 2001 and for the years then ended, adjusted to conform them to the accounting practices of the Company, are shown below:

	2000 US$(000)	**2001** US$(000)
Total assets	726,581	928,693
Total liabilities	340,035	417,272
Shareholder's equity	386,546	511,421
Total income	495,393	519,567
Operating income	249,160	189,498
Net income	186,884	134,875

The proven and probable reserves of Yanacocha amount to approximately 36.6 million ounces of gold and 34.2 million ounces of gold as of December 31, 2000 and 2001, respectively.

12. **Property, plant and equipment and accumulated depreciation**

(a) The movement of this item is shown below:

	Beginning balance S/(000)	Additions S/(000)	Retirements S/(000)	Sales S/(000)	Transfers S/(000)	Write-off S/(000)	Impairment loss S/(000)	Ending balance S/(000)
Cost								
Land	5,040	348	(17)	-	-	-	-	5,371
Buildings, constructions and other	301,995	49,398	(90)	(24)	35,837	(152)	-	386,964
Machinery and equipment	381,706	20,021	(5,277)	(540)	10,584	(4,787)	-	401,707
Transportation units	33,361	518	(579)	(2,033)	1,273	(656)	-	31,884
Furniture and fixtures	11,354	35	(231)	-	308	(533)	-	10,933
Work in progress	33,917	38,092	(904)	-	(48,002)	-	-	23,103
	767,373	108,412	(7,098)	(2,597)	-	(6,128)	-	859,962
Accumulated depreciation								
Building, constructions and other	124,416	14,142	(7)	(5)	-	(36)	16,761	155,271
Machinery and equipment	307,862	23,158	(4,538)	(58)	2	(3,010)	-	323,416
Transportation units	21,807	3,134	(386)	(1,892)	-	(332)	-	22,331
Furniture and fixtures	8,855	943	(228)	-	(2)	(527)	-	9,041
	462,940	41,377	(5,159)	(1,955)	-	(3,905)	16,761	510,059
Net cost	304,433							349,903

(b) Certain construction, machinery and equipment with a cost of S/228,581,000 and S/269,773,000 are fully depreciated as of December 31, 2000 and 2001, respectively.

(c) Due to the closing of operations at Julcani and Huachocolpa, management decided to provide for a S/16,761,000 impairment loss related to the constructions in those mine sites.

(d) The distribution of the depreciation of the year was as follows:

	2000 S/(000)	2001 S/(000)
Inventories	7,348	2,725
Operating costs, Note 22	31,591	36,627
Exploration costs in non-operative mining areas	-	2,025
	38,939	41,377

13. Development costs and mineral lands, net

(a) The movement of the cost and accumulated amortization follows:

	Cost				Amortization			Net cost
	Beginning balance S/(000)	Additions S/(000)	Write-off S/(000)	Ending balance S/(000)	Beginning balance S/(000)	Additions S/(000)	Ending balance S/(000)	S/(000)
Development costs								
Antapite	30,341	15,177	-	45,518	-	2,276	2,276	43,242
Uchucchacua	41,714	3,202	-	44,916	18,934	4,872	23,806	21,110
Tajo Norte	10,841	-	-	10,841	2,298	854	3,152	7,689
Orcopampa	6,531	7,363	-	13,894	-	2,110	2,110	11,784
Ishihuinca	10,694	-	-	10,694	10,694	-	10,694	-
Huallanca	4,161	-	-	4,161	7	-	7	4,154
Conenhua	1,207	930	(1,207)	930	-	14	14	916
	105,489	26,672	(1,207)	130,954	31,933	10,126	42,059	88,895
Mineral lands								
Los Tapados	12,696	-	-	12,696	39	1,269	1,308	11,388
Coshuro	2,262	-	-	2,262	7	226	233	2,029
Ishihuinca	447	-	-	447	447	-	447	-
Other	4,274	332	-	4,606	1,967	433	2,400	2,206
	19,679	332	-	20,011	2,460	1,928	4,388	15,623
Stripping costs (Tajo Norte)	13,867	12,991	-	26,858	-	-	-	26,858
Total cost	139,035	39,995	(1,207)	177,823	34,393	12,054	46,447	131,376

(b) The amortization was distributed as follows:

	2000 S/(000)	2001 S/(000)
Exploration and development costs in operative mining sites, Note 23	4,763	9,410
Operating costs	41	1,928
Inventories	294	716
	5,098	12,054

(c) The Company defers the stripping costs (waste extraction) resulting from the expansion of the Tajo Norte area. To calculate the deferred cost, the Company's Management obtains a coefficient, dividing the tons of waste material to move by the estimated tons of mineral to be extracted during the useful life of the related area. Costs are deferred or amortized when the actual waste material extracted is higher or lower than the estimate.

14. Mining concessions, net

The movement of the cost and accumulated amortization follows:

	Beginning balance S/(000)	Additions S/(000)	Ending balance S/(000)
Cost			
Cedimin S.A.C., Note 36(c)	164,505	-	164,505
Inversiones Colquijirca S.A.	39,042	-	39,042
Consorcio Energético de Huancavelica S.A.	8,375	-	8,375
	211,922	-	211,922
Accumulated amortization			
Cedimin S.A.C., Note 36(c)	8,879	10,532	19,411
Inversiones Colquijirca S.A.	5,631	4,096	9,727
Consorcio Energético de Huancavelica S.A.	-	71	71
	14,510	14,699	29,209
Net cost	197,412		182,713

15. Bank loans

The bank loans, borrowed in U.S. dollars, follow:

	Annual interest rate	2000 S/(000)	2001 S/(000)	2001 US$(000)
Compañía de Minas Buenaventura S.A.A.				
Banco de Crédito del Perú	3.181%	-	34,805	10,100
BBVA Banco Continental	2.870%	32,779	27,568	8,000
Sociedad Minera El Brocal S.A.				
Banco de Crédito del Perú	4.693%	8,626	10,338	3,000
Banco Wiese Sudameris	Between 5.693% and 6.193%	8,626	8,615	2,500
Banco Internacional del Perú - Interbank	5.943%	3,450	6,375	1,850
Banco Interamericano de Finanzas - BIF	4.943%	-	862	250
Banco Santander Central Hispano - Perú	5.343%	3,450	-	-
Inversiones Mineras del Sur S.A.				
Banco Wiese Sudameris	4.19%	7,498	7,492	2,174
Banco Wiese Sudameris	4.10%	-	6,203	1,800
Banco de Crédito del Perú	3.6986%	-	3,446	1,000
Compañía Minera Condesa S.A.				
Banco de Crédito del Perú	7.375%	6,901	-	-
Other		2,238	3,647	1,059
		73,568	109,351	31,733

The bank loans were obtained to finance working capital needs and have current maturity. The Sociedad Minera El Brocal S.A. loans are guaranteed by inventories of lead and zinc concentrates to be shipped. Other loans have no specific guarantees.

The weighted average interest rates of these bank loans were 5.8 percent and 3.8 percent in 2000 and 2001, respectively.

16. Other current liabilities

(a) This item is composed of the following:

	2000 S/(000)	2001 S/(000)
Taxes payable	31,041	15,518
Provision for mine closing and environmental protection expenses	11,121	10,176
Remuneration and similar benefits payable	5,563	6,307
Royalties payable, Note 36(b)	3,195	3,819
Dividends payable	1,782	1,328
Loan due to Newmont Second Capital (i)	10,472	-
Account payable related to the acquisition of Conenhua shares, Note 1	4,141	-
Other liabilities, lower than S/1,500,000	17,041	11,178
	84,356	48,326

(i) This loan outstanding as of December 31, 2000, was denominated in U.S. dollars and accrued no interest. It was fully paid in 2001.

(b) In November 1999, the Company's management decided to suspend exploitation activities in the Julcani mining unit and to dedicate efforts to exploring new reserves. Also, in November 2001 the Company decided to suspend exploration and exploitation operations in the Huachocolpa mining site. A movement of the provision for mine closing and environment protection expenses follows:

	Environmental and closure costs S/(000)	Long term assets write-off S/(000)	Other exit costs S/(000)	Total S/(000)
Balance as of January 1st, 2001	12,706	1,422	2,336	16,464
Disbursements	(1,803)	-	(1,777)	(3,580)
Write-off	-	(1,404)	-	(1,404)
Gain from exposure to inflation	(300)	(18)	(41)	(359)
Balance as of December 31, 2001	10,603	-	518	11,121
Additions	1,091	-	-	1,091
Disbursements	(2,242)	-	-	(2,242)
Reclassification	(653)	-	653	-
Loss from exposure to inflation	198	-	8	206
Balance as of December 31, 2001	8,997	-	1,179	10,176

The environmental and closure costs estimate is based on independent advisors' studies (made in accordance with the current environment protection regulations). The Company expects to end the disbursements related to this matter in the year 2002.

(c) The Company has a program that allow certain executives a cash remuneration equivalent to any excess of the market value at a future date over a stated price of a stated number of the Company's ADS. This program is in effect as long as the executives work for the Company at the settlement date of each program.

A detail of the quantity and base price of ADS that grant the right to this remuneration follows:

Quantity of ADS	Base price US$
125,000	17.904
170,000	12.478
190,000	16.407
195,000	12.928
680,000	

The number of ADS, which will grant the right to this remuneration follows:

Years	Number of ADS US$
2003	45,000
2004	81,200
2005	115,600
2006	147,800
2007	108,800
Here in after	181,600
	680,000

As of December 31, 2001, the Company has recorded a provision amounting to S/2,186,000 in connection with this program, which is accounted for in the remuneration and similar benefits payable account.

17. Long-term debt

This item is composed of the following loans:

	Guarantee	Annual interest rate	Final maturity	Amount 2000 S/(000)	Amount 2001 S/(000)
Inversiones Mineras del Sur S.A.					
Banco de Crédito del Perú	Guaranteed by Buenaventura	11.00%	January 2008	-	68,920
Consorcio Energético de Huancavelica S.A.					
BBVA Banco Continental	Guaranteed by Buenaventura	Libor plus 1.2% (3.183% as of December 31, 2001)	September 2003	-	42,214
Sociedad Minera El Brocal S.A. (c)					
Banco de Crédito del Perú	Guaranteed with plant and equipment (pending constitution) up to the principal amount; additionally, the Company will hand over the cash flow from the sale of zinc and lead concentrates to two customers.	Libor plus 3% (4.883% as of December 31, 2001)	March 2005	5,024	18,953
Teck Cominco Metals Ltd.	Mining pledge on equipment acquired for the expansion of the Huaraucaca's concentration plant (pending constitution)	Libor plus 6% (7.883% as of December 31, 2001)	February 2007	5,176	5,392
Peninsula Trading & EngineeringCompany, Inc. (i)		Libor plus 6% (12.399% as of December 31, 2000)	February 2007	6,902	-
Banco Internacional del Perú (i)		Libor plus 3.125% (9% as of December 31, 2000)	March 2003	9,735	-
Other				-	940
Other subsidiaries				3,269	1,134
				30,106	137,553
Less-Current portion				11,232	6,988
Long-term portion				18,874	130,565

(i) The loans were paid in advance with a loan granted by the Banco de Crédito del Perú.

42

(b) The long-term debt maturity breakdown follows:

Year ended December 31,	Amount S/(000)
2003	7,845
2004	7,453
2005	2,714
2006	1,135
2007	284
Hereinafter	111,134
	130,565

(c) The financing agreements include certain covenants that require to meet certain financial indicators as indicated by the contracts. As of December 31, 2000 and 2001, the Company was in compliance with those indicators.

(d) The long-term debt weighted average interest rates were 10.77 percent and 7.58 percent in 2000 and 2001, respectively.

18. Minority interest

The minority interest liability shown in the consolidated balance sheets is made up as follows:

	2000 S/(000)	2001 S/(000)
Inversiones Colquijirca S.A.	32,322	18,008
S.M.R.L. Chaupiloma Dos de Cajamarca	5,062	10,590
Minas Conga S.R.L.	25,823	(9)
Other	2,977	601
	66,184	29,190

The minority interest income (expense) is shown separately in the consolidated statements of income and is made up as follows:

	2000 S/(000)	2001 S/(000)
Inversiones Colquijirca S.A.	4,073	16,366
Inversiones Mineras del Sur S.A.	2,136	1,914
S.M.R.L. Chaupiloma Dos de Cajamarca	(14,024)	(14,652)
Minas Conga S.R.L.	(23,840)	32
Other	55	245
	(31,600)	3,905

The minority interest decrease in the year 2001 is mainly due to: (i) the cease of operations of Minas Conga S.R.L. as a result of the transfer of its assets and liabilities in the year 2000 (see unitization of properties explained in Note 2) and, (ii) increased losses of Inversiones Colquijirca S.A. during the year 2001.

19. Shareholders' equity

(a) Capital stock -

Buenaventura's capital stock consists of the following share series:

	Number of shares	Nominal value S/(000)	Book value S/(000)
Common shares - Serie A	43,088,754	43,089	57,449
Common shares - Serie B	94,356,208	94,356	124,365
	137,444,962	137,445	181,814

The nominal value of each share is one Peruvian Nuevo Sol. The Company can issue additional common shares with a total value of S/44,369,000, due to the restatement of capital stock as a result of inflation as of December 31, 2001.

Common shares - Series B grant the shareholders preferential rights in dividend distribution over common stock - Series A shareholders (up to an amount not to exceed 0.05 Peruvian Nuevos Soles per share) and have no voting rights, except in cases permitted by law.

The Extraordinary General Shareholders' meeting held on November 22, 1999 approved the exchange of Series A common shares for Series B common shares, based on one Series A common share for one Series B common share. In addition, it authorized the Board of Directors to define the total number of Series A common shares that would be exchanged for Series B common shares. The Board of Directors' meeting held on January 14, 2000 defined that the total number of Series A common shares to be exchanged for Series B common shares would be 23,433,294; therefore, the number of Series A common shares were reduced by the same amount.

(b) Investment shares -
Buenaventura's investment shares are represented by 372,320 shares, with a nominal value of one Peruvian Nuevo Sol per share. The Company has the option to issue additional investment shares for a total value of S/119,000 due to the inflation accounting adjustment as of December 31, 2001.

The Board of Directors' meeting held on January 14, 2000, as authorized by the Extraordinary Shareholders meeting referred to in paragraph (a), defined that the total number of investment shares to be exchanged for Series B common shares would be 629,147; therefore, the investments shares were reduced by the same amount.

(c) Additional capital -
The additional paid-in capital includes mainly the premium related to the issuance of Series B common shares and investment shares. Additionally, it includes the gain resulted from the sale of ADR explained in paragraph (e).

(d) Legal reserve -
According to the General Corporations Law, applicable to individual and unconsolidated financial statements, no less than 10% of the distributable income of each year, after income tax, must be transferred to a legal reserve until such reserve is equal to 20 percent of capital stock. The legal reserve may be used to offset losses or be capitalized; if so, it should be restored with future profits. As of December 31, 2001 the Company's legal reserve amounts to 20 percent of the capital stock.

(e) Treasury shares -
As of December 31, 2000 and 2001, the Company had 11,565,130 and 11,209,130 common shares - Series A, respectively.

In January 2001, in compliance with Article N°104 of the General Corporations Law, Buenaventura sold through the Lima Stock Exchange its treasury shares (628,856 common shares – Serie A) to its subsidiary Compañía Minera Condesa S.A. ("Condesa") for a total value of S/17,215,000. The gain generated by this sale amounting to S/9,112,000 was eliminated in the consolidation of the financial statements as it was treated as an intercompany transaction.

In September 2001, with the participation of the Bank of New York, Condesa exchanged through the Lima Stock Exchange 1,000,000 of Buenventura's common shares - Series B for 500,0000 ADR (one ADR equals to two shares). Subsequently, Condesa sold to third parties 178,000 ADR for approximately S/13,280,000, generating a gain of S/8,694,000, which is presented as additional capital in the consolidated statements of changes in shareholders' equity.

(f) Declared and paid dividends -
Dividends, declared and paid during the years 2000 and 2001, were approximately S/33,987,000 and S/45,135,000, respectively.

The amount corresponding to year 2001 includes dividends of approximately S/31,359,000, equivalent to S/0.24 per share, corresponding to retained earnings as of December 31, 2000; these dividends were paid in April 2001. The balance, approximately S/13,776,000, equivalent to S/0.10 per share, was paid in November 2001.

The amount corresponding to year 2000 includes dividends of approximately S/20,328,000, equivalent to S/0.16 per share, corresponding to retained earnings as December 31, 1999; these dividends were paid in April 2000. The balance, approximately S/13,659,000, equivalent to S/0.11 per share, was paid in November 2000.

As of December 31, 2001, except for the need to build up a legal reserve as further explained in paragraph (d) above, there is no restriction to remittance of dividends. Nevertheless, the distribution of profits generated from January 1st, 2002 on, will be subject to a withholding income tax of 4.1 percent.

(g) Cumulative translation adjustment -
Corresponds to the exchange differences arising from applying the methodology described in Note 3(i) for translating the financial statements of Yanacocha from U.S. dollars to Peruvian Nuevos Soles. These exchange differences will be presented in equity until the related investment be disposed of. See change in accounting principle explained in Note 4(a).

20. Taxation

(a) For tax purposes in Peru, Buenaventura and its consolidated subsidiaries cannot file a consolidated income tax return. Buenaventura and its subsidiaries are subject to the Peruvian tax law. The statutory income tax rate was 30 percent until year 2001. Effective year 2002, it will decrease to 27 percent. However, the distribution of profits generated from January 1st, 2002 on, will be subject to a withholding 4.1 percent income tax, as explained in Note 19(f).

(b) According to tax changes made by the Peruvian Government, effective January 1, 2001, for purposes of determining the income tax and value added tax, the transfer prices among related parties should be supported with documentation and information about the valuation methods and criteria used in fixing them. The tax authorities could ask for the related support documentation since the second semester of 2002.

(c) The tax authorities have the right to examine and if necessary to correct the income tax calculated by the Company within four years after the filing date of the tax returns. The income tax return and the value added tax returns of Buenaventura for 1997, 2000 and 2001 are pending review by the tax authorities. Likewise, the income tax return and the value added tax returns of the subsidiaries from 1997 to 2001 are pending review by the tax authorities. Due to possible interpretations by the tax authorities of the applicable laws, it is not feasible for management to determine if additional tax liabilities may arise as a result of future examinations. Further taxes, interest and surcharges, if any, would be charged to expenses in the year in which they are settled. In Management's opinion no matters will arise that may originate significant tax contingencies as of December 31, 2000 and 2001.

(d) The tax loss carryforward determined by Buenaventura as of December 31, 2001 is approximately S/20,690,000, and may be offset with future taxable income until year 2004. The tax loss will be adjusted in proportion to the inflation rate.

Tax losses of a subsidiary cannot offset net income of another subsidiary. A detail of the tax losses of the subsidiaries is presented in Note 29(c).

(e) During year 2000, the tax authorities reviewed the Yanacocha's income tax and value added tax returns for the years 1998 and 1999; in addition, they reviewed the value added tax returns for January and February 2000. As a result of such review, Yanacocha has received tax assessments amounting to US$24.9 million that have been appealed.

In opinion of Yanacocha's management and tax advisors, the outcome of these assessments may be favorable to Yanacocha.

(f) Buenaventura has the benefit of recovering the value added tax (VAT) related to exports. VAT paid on acquisitions can offset VAT resulting from its local sales, income tax and other taxes. Also a request for refund may be filed with the tax authorities.

21. Net sales by geographic region

Basically, the Company's revenues result from the sale of precious metals as concentrates, including silver-lead, silver-gold, zinc and lead-gold-copper concentrates and dore bars. The following table shows the net sales by geographic region:

	2000 S/(000)	2001 S/(000)
Peru	205,086	247,286
Europe	77,811	123,076
North America	104,518	87,014
Asia	28,945	47,931
Central America	4,895	-
	421,255	505,307

See Note 32 related to hedging income and Note 35 related to commitments and concentration of sales.

22. Operating costs

This item is composed of the following accounts:

	2000 S/(000)	2001 S/(000)
Contractors	41,832	74,364
Supplies	59,976	69,838
Personnel expenses	61,903	56,921
Depreciation, Note 12	31,591	36,627
Other	77,620	48,485
	272,922	286,235

23. Exploration and development costs in operative mining sites

The breakdown of this item follows

	2000 S/(000)	2001 S/(000)
Exploration expenses		
Uchucchacua	13,027	14,438
Orcopampa	8,363	10,986
Tajo Norte	21	5,471
Huallanca	1,958	3,452
Paula	1,022	3,067
Antapite	-	2,921
Yanaquihua	-	2,334
Shila	-	1,974
Ishihuinca	1,486	1,939
	25,877	46,582
Amortization, Note 13	4,763	9,410
	30,640	55,992

24. General and administrative expenses

This item is composed of the following accounts:

	2000 S/(000)	2001 S/(000)
Personnel expenses	27,002	31,676
Professional fees	7,050	8,947
Rental expenses	2,331	2,294
Supplies	3,150	1,626
Taxes	2,238	1,252
Provision for doubtful accounts receivable, Note 8	7,897	982
Other expenses	12,853	12,628
	62,521	59,405

25. Sales expenses

This item is composed of the following expenses:

	2000 S/(000)	2001 S/(000)
Freight	20,785	18,552
Sundry services	4,140	4,386
Professional fees	1,504	1,615
Other	2,107	1,335
	28,536	25,888

26. Exploration costs in non-operative mining areas

The breakdown of this item follows:

	2000 S/(000)	2001 S/(000)
Out of mining sites		
Own projects	6,946	13,914
Joint ventures	1,737	7,952
In mining sites		
Huachocolpa	3,450	12,358
Julcani	16,651	9,982
China Linda	5,713	-
Orcopampa	1,633	-
Studies and projects expenses	4,275	2,017
	40,405	46,223

27. Financial, net

This item is made up as follows:

	2000 S/(000)	2001 S/(000)
Financial income		
Interest on loans	3,808	3,408
Interest on deposits	2,573	9,939
	6,381	13,347
Financial expense		
Interest on loans	8,865	17,097
Interest on overdrafts and others	-	332
	8,865	17,429
Financial, net	(2,484)	(4,082)

28. Other, net

This item is made up as follows:

	2000 S/(000)	2001 S/(000)
Other income		
Gain from termination of contract, Note 2(b)	-	6,328
Net gain on transfer of contractual position and sale of assets, Note 2(a)	78,786	-
Other	2,033	2,422
	80,819	8,750
Other expenses		
Board of Directors' remuneration	2,574	2,795
Exchange of shares	4,174	-
Loss from sale of supplies and other, net	-	526
	6,748	3,321
Other, net	74,071	5,429

29. Income tax and workers' profit sharing

(a) The income tax and workers' profit sharing shown in the consolidated statements of income are made up as follows:

	2000 S/(000)	2001 S/(000)
Income tax		
Current		
S.M.R.L. Chaupiloma Dos de Cajamarca	15,070	15,790
Compañia Minera Condesa S.A.	-	4,540
Minera Shila S.A.C.	1,133	-
Minas Conga S.R.L.	5,087	-
Other	38	138
	21,328	20,468
Deferred		
Inversiones Colquijirca S.A.	5,917	2,838
Minera Shila S.A.C.	(355)	(256)
Other	-	1,477
	5,562	4,059
Total	26,890	24,527
Workers' profit sharing (i)		
Current		
Minera Shila S.A.C.	328	-
Minas Conga S.R.L.	1,474	-
	1,802	-
Deferred		
Inversiones Colquijirca S.A.	2,571	120
Minera Shila S.A.C.	(103)	(82)
Other	-	640
	2,468	678
Total	4,270	678

(i) In accordance with Peruvian legislation, mining companies that have more than 20 employees should provide for an employee profit-sharing plan equal to 8% of annual taxable income. As of December 31, 2000 and 2001, S.M.R.L. Chaupiloma Dos de Cajamarca and Compañía Minera Condesa S.A. have less than 20 employees.

(b) The deferred income tax and workers' profit sharing liability are made up as follows:

	2000			2001		
	Income tax S/(000)	Workers' profit sharing S/(000)	Total S/(000)	Income tax S/(000)	Workers' profit sharing S/(000)	Total S/(000)
Deferred asset						
Tax loss carryforward	32,575	12,987	45,562	31,186	9,082	40,268
Write-down of inventory	1,198	521	1,719	1,389	447	1,836
Loss on time deposit	645	278	923	-	-	-
Provision for mining closing and environmental protection expenses	1,308	570	1,878	2,528	814	3,342
Impairment of assets	-	-	-	4,163	1,341	5,504
Other	-	-	-	1,617	519	2,136
	35,726	14,356	50,082	40,883	12,203	53,086
Deferred liability						
Mineral stripping costs	(2,552)	(1,110)	(3,662)	(6,671)	(2,149)	(8,820)
Voluntary revaluation	(4,511)	(1,961)	(6,472)	(4,631)	(1,491)	(6,122)
Other	(366)	(158)	(524)	(14)	(4)	(18)
	(7,429)	(3,229)	(10,658)	(11,316)	(3,644)	(14,960)
	28,297	11,127	39,424	29,567	8,559	38,126
Less - valuation allowance	(33,883)	(13,557)	(47,440)	(39,212)	(11,667)	(50,879)
Deferred liability	(5,586)	(2,430)	(8,016)	(9,645)	(3,108)	(12,753)

(c) The tax loss carryforward as of December 31, 2000 and 2001 is made up as follows:

Subsidiary	2000 S/(000)	2001 S/(000)
Inversiones Mineras del Sur S.A.	28,108	37,460
Inversiones Colquijirca S.A. (Sociedad Minera El Brocal S.A.)	15,306	26,701
Compañia de Minas Buenaventura S.A.A.	104,791	20,690
Buenaventura Ingenieros S.A.	12,700	12,826
Minera Huallanca S.A.C.	5,235	10,567
Compañia de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN	943	10,098
Consorcio Energético Huancavelica S.A.	8,776	6,243
	175,859	124,585

30. Basic and diluted earnings per share

The computation of the basic and diluted earnings per share for the years ended December 31, 2000 and 2001 is presented below:

	For the year ended December 31, 2000			For the year ended December 31, 2001		
	Net income (numerator) S/	Shares (denominator)	Earnings per share S/	Net income (numerator) S/	Shares (denominator)	Earnings per share S/
Basic and diluted earnings per share before the cumulative effect of changes in accounting principles	307,446,000	126,252,152	2.44	213,577,000	126,608,152	1.69
Effect of changes in accounting principles in the basic and diluted earnings per share	(62,512,000)	126,252,152	(0.50)	-	126,608,152	-
Basic and diluted earnings per share	244,934,000	126,252,152	1.94	213,577,000	126,608,152	1.69

The number of shares used in calculating the basic and diluted earnings per share was made up as follows:

	2000	2001
Common shares - Serie A	43,088,754	43,088,754
Common shares - Serie B	94,356,208	94,356,208
Investment shares	372,320	372,320
	137,817,282	137,817,282
Less - treasury shares	(11,565,130)	(11,209,130)
	126,252,152	126,608,152

31. Disclosure about information by segments

The International Accounting Standard (IAS) 14 requires enterprises to disclose financial information by segments. Segments are determined by the way management organizes the Company to make decisions and evaluate the business development. The Company makes decisions and evaluates the business development based on the mining segment. The electric, mining consulting and insurance segments are no relevant and, therefore, are not considered to evaluate the business development. Management considers that the Company operates in only one reportable segment: mining.

32. Derivative financial instruments

The Company uses derivative financial instruments to reduce certain market risks to which the Company is exposed. The market risks consist of the impact of changes in prices of precious metals. Historically, the world market prices for the Company's products, mainly gold, silver, zinc and concentrates containing such metals, fluctuate widely and are affected by several factors outside the Company's control. The Company's revenues and expenses are directly related to those prices.

The Company's derivative activities are limited in volume and confined to risk management activities. The Company does not hold or issue financial instruments for trading purposes. Senior management of the Company actively participates in the quantification, monitoring and control of all significant risks. There is a reporting system that evaluates the impact on the Company's earnings resulting from changes in precious metal prices. This system is structured to enable senior management to initiate prompt remedial action, if appropriate. Appropriate segregation of duties exists with regard to the execution, recording and monitoring of derivative activities. Additionally, management reports periodically to the Audit Committee of the Board of Directors on the derivative activities.

The Company enters into forward contracts to hedge movement in the market prices of precious metals. Gains and losses on these positions are recorded upon settlement of the transaction. In year 2001, the Company recognized revenues of S/58,309,000 (S/40,670,000 in 2000) in connection with hedging operations settled in the period. These revenues are presented as part of the net sales caption in the consolidated statements of income.

The derivative financial instruments were contracted for the purpose of hedging the risks of falling market prices of precious metals in 2000 and 2001. In using derivative financial instruments, management exchanged the risks of the financial markets with the counterparty. To minimize the counterparty risk, the Company enters into contracts with major well-known banks only.

The open hedging positions as of December 31, 2001 were the following:

Compañía de Minas Buenaventura S.A.A.

Future contracts and options

Metal	Quantity	Range of price	Period
Silver	8,400,000 Oz	US$5.80/Oz to US$6.50/Oz	January 2002 - August 2006
Gold	112,500 Oz	US$340/Oz to US$345/Oz	January 2002 - Juy 2003

Sociedad Minera El Brocal S.A.

Call option contracts

Metal	Quantity	Price	Period
Zinc	4,00(	US$800/TM	January 2002 - February 2002
Zinc	5,00(	US$800/TM	January 2002 - March 2002
Zinc	4,50(	US$800/TM	Abril 2002 - June 2002
Zinc	3,00(	US$800/TM	Abril 2002 - June 2002
Lead	45(	US$475/TM	January 2002 - March 2002

Put option contracts

Metal	Quantity	Price	Period
Zinc	8,70(	US$925/TM	January 2002 - December 2002
Zinc	10,50(	US$875/TM	January 2002 - December 2002
Zinc	9,00(	US$920/TM	January 2002 - December 2002
Zinc	4,00(	US$915/TM	January 2002 - December 2002
Lead	45(	US$525/TM	January 2002 - March 2002

Future contracts

Metal	Quantity	Price	Period
Zinc (*)	18,00(	US$860/TM	January 2002 - December 2002
Zinc (**)	16,50(	US$870/TM	January 2002 - December 2002
Sliver	475,00(	US$4.628/Oz	January 2002 - December 2002

(*) If the price of zinc is US$770/TM or lower, the contract is not applicable (in proportion to percentages calculated based on tons and days).

(**) If the price of zinc is US$760/TM or lower, the contract is not applicable (in proportion to percentages calculated based on tons and days).

The mark-to-market value of the open hedging contracts with maturity on December 31, 2001 is negative by US$31,347,323. This value varies according to the metals price volatility. As explained in Note 3(g), the gains or losses originated by hedging operations are recorded at the maturity date of the related contracts and not according to variations in mark to market value.

33. Fair value of financial instruments

Fair value is the amount at which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. Information about the fair value of the Company's financial instruments, including derivatives, is presented below:

- Current assets and liabilities approximate fair value because of the short maturity of these financial instruments.
- The estimated fair value of derivative positions is based on quotations received from independent third parties (see Note 32).
- The carrying amount of long-term debt, including current maturity, approximates its fair value based on analysis of rates currently available for similar debts in the market.

34. Current vulnerability due to certain concentrations

The Company's most significant investment is its ownership of 43.65 percent of common stock of Yanacocha, a company engaged in exploration and exploitation of gold in the mining concessions owned by Chaupiloma. Buenaventura's share of Yanacocha earnings was significant as compared to Buenaventura's net income in 2000 and 2001. The Company relies to a substantial extent on dividends from its subsidiaries and affiliates and, in particular, from Yanacocha for working capital needs as well as for paying dividends.

Main transactions with Yanacocha -
Following is a summary of the effect in results of the investment in Yanacocha:

	2000 S/(000)	2001 S/(000)
Effect from participation in Yanacocha's results through Compañía Minera Condesa S.A.	290,195	202,318
Royalties income	51,559	54,248

Because of the Reinvestment Program of Yanacocha for year 2001, explained below, the cash dividends paid to Compañía Minera Condesa S.A. by Yanacocha were S/14,981,000 in 2001 compared to S/90,903,000 in 2000.

Investment credit of Yanacocha -
Under Supreme Decree N°027-98-EF, mining companies can obtain a tax benefit ("Investment Credit") by effectively reinvesting non-distributed profits into capital expansion projects to increase the Company's productivity ("Reinvestment Program"). Investment Credits of up to 80 percent of amounts reinvested are approved by the Ministry of Energy and Mines. In December 2001 Yanacocha decided to reinvest US$80 million from its 2001 profits, based on a Reinvestment Program for the years 2001 - 2004. This program will generate tax credits of US$19.2 million. Of this amount, US$9.6 million reduced the income tax of year 2001 and the balance is expected to reduce the income tax of year 2002. The reinvestment program of US$255 million was filed with the Ministry of Energy and Mines on January 30, 2002. Non-distributed profits associated with the related Investment Credit are considered as restricted earnings as of December 31, 2001 and must be capitalized.

35. Sales commitments and concentrations

The Company's three largest customers accounted for 31, 17 and 15 percent of total sales in 2001 (30, 14 and 12 percent of total sales in 2000). As of December 31, 2001, 47 percent of the trade accounts receivable are related to these customers (79 percent as of December 31, 2000). Some of these customers have sales contracts that guarantee them the supply of output from certain Company's mines at prices based on market quotations. Currently, the Uchucchacua, Orcopampa, Julcani, Colquijirca, Shila, Huallanca, Ishihuinca and Antapite mines are subject to such sales agreements, which terms will mature at various dates not beyond December 31, 2003.

36. Commitments and contingencies

(a) Environmental matters -

The Company's mining and exploration activities are subject to environmental protection standards. In order to comply with them, the Company has presented the Preliminary Environmental Assessment (EVAP) and the Environmental Adjustment and Management Programs (PAMA) for the mining units. The Ministry of Energy and Mines has approved the PAMAs related to Uchucchacua, Julcani, Orcopampa, Colquijirca, Ishihuinca, Huachocolpa, Shila, Paula and Huallanca, as well as the Environmental Impact Study (EIA) of Antapite. As of December 31, 2001, the Uchucchacua, Julcani, Orcopampa, Colquijirca and Ishihuinca mining units completed their respective PAMAs.

(b) Mineral lease rights -

The Company has entered into contracts to operate in leased concessions as shown below:

Leaseholder	Leasing company	Year in which the contracts end	Royalties
Compañía de Minas Buenaventura S.A.A.	Sindicato Minero Orcopampa S.A. (Arequipa)	2013	10 percent of the sale value of concentrates, depending on certain conditions.
Inversiones Mineras del Sur S.A.	El Futuro de Ica S.R.L. (Arequipa)	2015	7 percent of the sale value of concentrates.

The breakdown of royalty expenses included in operating expenses of the consolidated statements of income follows:

	2000 S/(000)	2001 S/(000)
Sindicato Minero Orcopampa S.A.	7,877	11,386
El Futuro de Ica S.M.R.L.	731	562
Other	878	1,103
	9,486	13,051

Royalties payable as of December 31, 2000 and 2001 amount to S/3,819,000 and S/3,195,000, respectively.

(c) Legal processes -

Arbitrage on Cedimin S.A.C.'s shares -

In October 2000, Buenaventura signed a Transactional Agreement by means of which BRGM, Mine Or, Normandy and their related entities (SEREM) fully desisted to initiate or continue any action related to preferential rights of the Cedimin S.A.C.'s shares, which was under arbitrage before the International Chamber of Commerce. In December 2000, the controversy was definitively solved by a one-time payment, made by the Company through Compañía Minera Condesa S.A.

The payment amounting to US$40,000,000 (S/137,739,000) and the legal expenses incurred of S/2,905,000 (US$843,833) were debited to the mining concessions balance existing at the date of the settlement. The balance amounting to S/162,110,000 was distributed based on the fair value of the investments held by Compañía Minera Condesa S.A., through Cedimin S.A.C., as follows:

- S/155,626,000 represents the net cost of the mining concession balance in Cedimin S.A.C. as of December 31, 2000. This amount is related to the investment that this company has in S.M.R.L. Chaupiloma Dos de Cajamarca, owner of the mining rights currently being explored and exploited by Yanacocha. See Note 14.

- S/6,484,000 was initially recorded as mining concession considering the value of the Cedimin S.A.C.'s investment in Minas Conga S.R.L. Subsequently, as a result of the sale of assets and transfer of contractual position explained in Note 2, the Company recorded such amount as income on sale of assets and transfer of contractual positions of mining rights within the other caption of the consolidated statement of income.

Other -

The Company participates in other legal proceedings arising from the normal course of its activities; nevertheless management believes that they may have no material adverse effect on the Company's financial position.

37. Transactions with affiliated companies

(a) S.M.R.L. Chaupiloma Dos de Cajamarca (Chaupiloma) is owner of the mining rights exploited by Yanacocha, receiving a royalty of 3 percent of the net sales of Yanacocha. In 2001, royalties amounted to S/54,248,000 (S/51,559,000 in 2000) and are presented as royalty income in the consolidated statements of income.

(b) During 2001, the Company received cash dividends from Yanacocha for approximately S/14,983,000 (S/90,903,000 in 2000).

(c) By the 2001 year end, Yanacocha decided to terminate the administration contract for the China Linda lime plant, see Note 2(b). As a result, the Company recorded a receivable from Yanacocha by US$6,328,000 related to the penalty established in such contract.

As a result of the above and other minor transactions, the Company has the following accounts receivable and payable:

	2000 S/(000)	2001 S/(000)
Receivable		
Minera Yanacocha S.R.L.	41,432	25,458
Other	1,207	1,208
	42,639	26,666
Payable		
Minera Yanacocha S.R.L	-	1,034
Other	403	15
	403	1,049

The decrease in the accounts receivable from Yanacocha is due mainly to the following reasons:

- Collection of the receivable from the sale of lime as of December 31, 2000, which amounted approximately to S/12,022,000. During 2001 and as a consequence of the sale of the China Linda lime plant, no similar transactions were made.

- Collection of the account receivable (value added tax) originated by the transfer of contractual rights of mining rights and sale of assets amounting to S/12,663,000.

38. New accounting standards in Peru

In May 2001, CNC approved the IAS 39 "Recognition and Measurement of Financial Instruments" and 40 - "Investment in Property" effective January 1st, 2003 and 2002, respectively (both IAS are internationally effective January 1st, 2001).

A brief summary of IAS 39 and 40 is presented below:

(a) Under International Accounting Standard (IAS) 39 - "Recognition and Measurement of Financial Instruments" all financial assets (including derivatives) must be recognized at cost, and subsequently restated at the estimated fair value, with the exception of loans, investments held to maturity or financial investments whose value cannot be figured out in the market, which will be recognized at cost. In the case of financial liabilities, only derivatives and liabilities held for trading are to be carried at the estimated fair value. The Company can recognize the estimated fair value changes in the statement of income corresponding to the period, or, alternatively, record in such statement only the changes of the instruments kept for trading, recording in equity the changes of other financial instruments and derivatives.

(b) Under International Accounting Standard (IAS) 40 - "Investment in Property", applicable to property from which income is obtained through lease agreements, the following methods can be choosen: (i) at fair value: any change in such value is reflected in the statement of income (ii) at cost: disclosing in a note to the financial statements its estimated fair value. The selected method must be applied to all investments in real estate kept by the Company.

As allowed by these IAS, Management has not yet estimated their effect in the consolidated financial statements as of December 31, 2001.

39. Statistical data (unaudited)

The following is statistical data on the ores reserves, volume treated, volume sold and the average sales prices for the years ended December 31, 2000 and 2001:

(a) Proven ore reserves estimated by the Company as of December 31, 2000 and 2001 are the following, in dry short tons (DST):

Years	Mining unit	DCS	Grade of mineral				
2001	Uchucchacua	3,278,955	15.50 Oz Ag	-	1.80%Pb	2.50%Zn	-
	Orcopampa	463,570	0.10 Oz Ag	0.421 Oz Au	-	-	-
	Ishihuinca	86,150	-	0.458 Oz Au	-	-	-
	Colquijirca						
	- Chocayoc Mercedes	634,519	3.12 Oz Ag	-	2.45% Pb	6.65%Zn	0.05% Cu
		822,193	3.16 Oz Ag	-	2.20% Pb	6.32%Zn	0.05% Cu
	- Principal	3,821,897	3.16 Oz Ag	-	2.61% Pb	6.57%Zn	0.10% Cu
		3,216,068	2.88 Oz Ag	-	2.34% Pb	6.38%Zn	0.08% Cu
	Shila	67,542	11.00 Oz Ag	0.417 Oz Au	-	-	-
	Antapite	227,212	-	0.481 Oz Au	-	-	-
	Huallanca	228,134	2.48 Oz Ag	-	0.73% Pb	9.35% Zn	-
	Julcani	25,140	19.10 Oz Ag	0.011 Oz Au	1.21% Pb	-	0.54% Cu
2000	Uchucchacua	3,533,740	14.40 Oz Ag	-	1.60% Pb	2.40%Zn	-
	Orcopampa	331,920	0.10 Oz Ag	0.523 Oz Au	-	-	-
	Ishihuinca	87,033	-	0.370 Oz Au	-	-	-
	Colquijirca						
	- Chocayoc Mercedes	891,503	2.97 Oz Ag	-	2.33% Pb	5.18%Zn	-
		1,049,327	2.80 Oz Ag	-	2.03% Pb	5.98%Zn	-
	- Principal	4,430,892	3.06 Oz Ag	-	2.49% Pb	6.30%Zn	-
		3,868,194	2.85 Oz Ag	-	2.25% Pb	6.08%Zn	-
	Shila	65,039	7.50 Oz Ag	0.441 Oz Au	-	-	-
	Huallanca	146,428	3.80 Oz Ag	-	0.97% Pb	10.22%Zn	-
	Julcani	70,230	20.10 Oz Ag	0.021 Oz Au	0.76% Pb	-	0.65% Cu
	Huachocolpa						
	- Teresita	159,105	2.78 Oz Ag	-	5.62% Pb	8.82%Zn	0.20% Cu
	- Tinquicorral	5,425	7.44 Oz Ag	0.041 Oz Au	3.80% Pb	3.56%Zn	0.55% Cu

(b) Treated ore is as follows (in DST):

	2000	2001
Colquijirca	1,059,057	1,218,742
Uchucchacua	725,775	743,290
Orcopampa	255,350	349,350
Huallanca	-	146,079
Shila	51,670	52,633
Antapite	-	52,049
Julcani	5,300	38,500
Ishihuinca	42,418	20,337
Huachocolpa	80,375	6,055
	2,219,945	2,627,035

(c) The volumes sold were:

	2000	2001
Gold	126,342 Oz	221,036 Oz
Silver	12,008,951 Oz	13,642,714 Oz
Lead	25,824 TM	22,859 TM
Zinc	51,134 TM	53,413 TM
Copper	71 TM	263 TM

(d) The average prices of the sales were:

	2000 US$	2001 US$
Gold	276.18/Oz	271.48/Oz
Silver	4.85/Oz	4.37/Oz
Lead	463.07/TM	470.34/TM
Zinc	1,117.80/TM	862.89/TM
Copper	1,854.27/TM	1,491.43/TM

40. Explanation added for translation into the English language

The consolidated financial statements are presented on the basis of accounting principles generally accepted in Peru. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Peru may not conform with generally accepted accounting principles in other countries.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.



By: ______________________________
Carlos E. Gálvez Pinillos
Chief Financial Officer

Date: March 20, 2002